UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAP Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56509R108
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(d) Rule 13d-1(d) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56509R108	Page 2 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros BioPharmaceutical Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%

12	TYPE OF REPORTING PERSON* PN

CUSIP No. 56509R108	Page 3 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 4 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus BioTech Fund Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,076,169 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,076,169 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%

12	TYPE OF REPORTING PERSON* OO

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 5 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON SFM Participation, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,076,169 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,076,169 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%

12	TYPE OF REPORTING PERSON* PN

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 6 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON SFM AH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,076,169 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,076,169 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%

12	TYPE OF REPORTING PERSON* OO

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 7 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,076,169 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,076,169

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 8 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Frank H. Pearl (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,081,794 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,081,794 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,081,794 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (1)

12	TYPE OF REPORTING PERSON* IN

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 9 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON George Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,081,794 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,081,794 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,081,794 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (1)

12	TYPE OF REPORTING PERSON* IA

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 10 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Robert Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,081,794 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,081,794 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,081,794 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (1)

12	TYPE OF REPORTING PERSON* IA

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 11 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Johnathan Allan Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,081,794 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,081,794 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,081,794 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (1)

12	TYPE OF REPORTING PERSON* IA

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 12 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Soros Fund Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 4,081,794 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,081,794 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,081,794 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (1)

12	TYPE OF REPORTING PERSON* OO, IA

________________________

(1)	Includes 5,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 13 of 21 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer MAP Pharmaceuticals, Inc. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 2400 Bayshore Parkway, Suite 200 Mountain View, CA 94043

Item 2.	(a)	Names of Persons Filing

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		(i)	Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (“Perseus-Soros”);

		(ii)	Perseus-Soros Partners, LLC, a Delaware limited liability company (“PSP GP” and general partner of Perseus-Soros);

		(iii)	Perseus BioTech Fund Partners, LLC, a Delaware limited liability company (“PBFP Partners” and managing member of PSP GP);

		(iv)	SFM Participation, L.P., a Delaware limited partnership (“SFM Participation” and managing member of PSP GP);

		(v)	SFM AH LLC, a Delaware limited liability company (“SFM AH” and general partner of SFM Participation);

		(vi)	Perseuspur, L.L.C., a Delaware limited liability company (“Perseuspur” and managing member of PBFP Partners);

		(vii)	Mr. Frank H. Pearl (“Mr. Pearl” and managing member of Perseuspur);
		(viii)	Mr. George Soros (“Mr. George Soros” and Chairman of SFM LLC);

		(ix)	Mr. Robert Soros (“Mr. Robert Soros” and Deputy Chairman of SFM LLC);

		(x)	Mr. Jonathan Allan Soros (“Mr. Jonathan Allan Soros” and President and Deputy Chairman of SFM LLC); and

		(xi)	Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC” and the sole managing member of SFM AH).

	(b)	Address of Principal Business Office

The address of the principal business offices of (i) Perseus-Soros and (ii) PSP GP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

CUSIP No. 56509R108	Page 14 of 21 Pages

SCHEDULE 13G

The address of the principal business offices of (i) PBFP Partners, (ii) Perseuspur and (iii) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC, (iv) Mr. George Soros, (v) Mr. Robert Soros and (vi) Mr. Jonathan Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

	(c)	Citizenship

		(i)	Perseus-Soros – a Delaware limited partnership

		(ii)	PSP GP – a Delaware limited liability company

		(iii)	PBFP Partners – a Delaware limited liability company

		(iv)	SFM Participation – a Delaware limited partnership

		(v)	SFM AH – a Delaware limited liability company

		(iv)	Perseuspur – Delaware limited liability company

		(vii)	Mr. Pearl – United States

		(viii)	Mr. George Soros – United States

		(ix)	Mr. Robert Soros – United States

		(x)	Mr. Jonathan Soros – United States

		(xi)	SFM LLC – a Delaware limited liability company

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”)

	(e)	CUSIP Number

56509R108

Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros has been provided by SFM LLC. Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros assume no responsibility for such information.

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

CUSIP No. 56509R108	Page 15 of 21 Pages

SCHEDULE 13G

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:

As of December 31, 2008, each of the Reporting Persons may be deemed to beneficially own 4,076,169 Shares, other than SFM LLC, Mr. George Soros, Mr. Robert Soros, Mr. Jonathan Soros and Mr. Pearl. As of the December 31, 2008, options to purchase 5,625 Shares have vested or will vest within 60 days. Accordingly, as of such date, and assuming the exercise of the options, SFM LLC, Mr. George Soros, Mr. Robert Soros, Mr. Jonathan Soros and Mr. Pearl each may be deemed to beneficially own 4,081,794 Shares.

	(b)	Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and based on information provided by the Company in its Quarterly Report on Form 10-Q filed on November 13, 2008 indicating that there were 20,428,908 Shares outstanding as of November 12, 2008, as of December 31, 2008, each of the reporting persons other than SFM LLC, Mr. George Soros, Mr. Robert Soros, Mr. Jonathan Soros and Mr. Pearl may be deemed to beneficially own approximately 20.0% of the outstanding Shares. As of December 31, 2008, options to purchase 5,625 Shares have vested or will vest within 60 days. Accordingly, as of December 31, 2008, and assuming the exercise of the options, each of SFM LLC, Mr. George Soros, Mr. Robert Soros, Mr. Jonathan Soros and Mr. Pearl may be deemed to beneficially own approximately 20.0% of the outstanding Shares.

	(c)	Number of Shares as to Which Such Person Has:

(i) Each of Perseus-Soros and PSP GP may be deemed to have sole power to direct the voting and disposition of the 4,076,169 Shares beneficially owned by Perseus-Soros.

(ii)

By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons other than Perseus-Soros and PSP GP may be deemed to share the power to direct the voting and disposition of 4,076,169 Shares beneficially owned by Perseus-Soros.

(iii)

By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13G, each of SFM LLC, Mr. George Soros, Mr. Robert Soros, Mr. Jonathan Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 5,625 Shares issuable upon exercise of options that have vested on or within 60 days of December 31, 2008.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 56509R108	Page 16 of 21 Pages

SCHEDULE 13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 56509R108	Page 17 of 21 Pages

SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2009

PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
By:	Perseus-Soros Partners, LLC General Partner
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 18 of 21 Pages

SCHEDULE 13G

PERSEUS-SOROS PARTNERS, LLC
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUS BIOTECH FUND PARTNERS, LLC
By:	Perseuspur, L.L.C. Managing Member
By:	Frank H. Pearl Managing Member
By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 19 of 21 Pages

SCHEDULE 13G

SFM PARTICIPATION, L.P.
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

SFM AH LLC
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUSPUR, L.L.C.
By:	Frank H. Pearl Managing Member
By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 20 of 21 Pages

SCHEDULE 13G

MR. FRANK H. PEARL
By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha Title: Attorney-in-Fact for Mr. Pearl

MR. GEORGE SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. ROBERT SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. JONATHAN ALLAN SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

SOROS FUND MANAGEMENT LLC
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 21 of 21 Pages

SCHEDULE 13G

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously Filed).
Exhibit 2.

Power of Attorney, dated June 16, 2005 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-In-Fact for George Soros. (Previously Filed).

Exhibit 3.

Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Robert Soros. (Previously Filed).

Exhibit 4.

Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Jonathan Soros. (Previously Filed).

Exhibit 5.	Power of Attorney, dated December 6, 2007, appointing each of Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl. (Previously Filed).